UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B. (File No. 333-164595) filed on January 29, 2010.

GRUPO TELEVISA FILES INFORMATION REQUIRED BY THE BOLSA MEXICANA DE VALORES

On April 30, 2010, the Company filed the following Exhibit 1 with the Bolsa Mexicana de Valores informing of the status of Televisa's adoption of the International Financial Reporting Standards issued by the International Accounting Standards Board.

EXHIBIT 1

Since it is particularly significant for investors and the public in general to know the situation of issuers of securities in the process of adopting the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), issuers of securities registered with the National Registry of Securities (Registro Nacional de Valores) are required to disclose no later than April 30, 2010, pursuant to this Official Communication and Exhibit, the information requested herein.

I.           PURPOSE

The purpose of this requirement is to provide investors, this Commission and interested third parties with information regarding the state of the issuer’s process of adopting the IFRS in preparing its financial statements. Furthermore, the disclosure of the aforementioned information and documentation will reveal the efforts that the issuer shall make in order to adapt its processes and train its staff in order to accomplish a successful implementation of the IFRS in the timing established by the applicable provisions.

II.           INSTRUCTIONS

It shall be the issuer's responsibility to determine the information which is relevant to be disclosed in this Exhibit and in any event, as required pursuant to the definition  in Article 2, Section XII of the Securities Law (Ley del Mercado de Valores). This standard shall be considered when determining the depth and extent to which the information required in this Exhibit shall be presented.

Furthermore, the information shall be sufficient to allow a better understanding and analysis by the investors and the public in general of the implementation of the IFRS process for the preparation of the issuer’s financial statements.

In case that sufficient information is not available with respect to any aspects requested in this Exhibit, an acknowledgment shall be made to such effect.

In the event that any information requested herein may not be fully disclosed, the relevant limitations which cause such situation shall be described.

III.           FORMATS THAT SHALL BE SENT WITH RESPECT TO THE INFORMATION REQUIRED

For the purposes herein, among the information that shall be reported, the following shall be included:

a)           Identification of the Responsible Persons or Areas

Disclose the name of the area or person responsible for the activities related to the implementation of the IFRS, the name of the external audit firm, as well as, if applicable, clarification as to whether external advisors other than the external audit firm will be hired in connection with the adoption of the IFRS. Such disclosure shall be made pursuant to the following:

Name
Name of the responsible area or person:	Corporate Controllership
Members of the working team for the transition (mention the area to which each membercorresponds):
Salvi Folch Viadero
Financial and Administration Vice-presidency;
Jorge Lutteroth Echegoyen
Corporate Controllership Vice-presidency;
José Antonio García González
Corporate Administration Vice-presidency;
Michel Boyance
Administration and Financial Vice-presidency Sky;
José Antonio Lara Del Olmo
Tax Vice-presidency;
Raúl González Lima
Corporate Financial Reporting General Management;
David Magdaleno Cortes
Controllership Management Television;
Carlos Ferreiro Rivas
Telecommunications Vice-presidency;
Raúl González Ayala
Information Technology General Management;
Julio Cesar Chávez Hernández
Planning and Budgets General Management;
Stephanie Guerra Ron
Corporate Financial Reporting Management.

Name of the coordinator (if applicable):	Jorge Lutteroth Echegoyen and Raúl González Lima
External audit firm	PricewaterhouseCoopers, S.C.
Firm of the external advisors hired for the transition, other than the auditor (if applicable):	PricewaterhouseCoopers, S.C.

In the event that the external audit firm is retained by the issuer to provide consultancy in the IFRS adoption process, include a brief description of the limitations to the scope of its services which will prevent the external audit firm from falling out of compliance with the provisions of Article 83 of the issuers Circular (Circular única de emisoras).

PricewaterhouseCoopers, S.C. (“PwC”) was selected to provide consultancy to Grupo Televisa, S.A.B. (the “Company”) in the adoption of the IFRS, in the understanding that, as external auditors of the Company, PwC shall not participate in: (i) preparation of accounting registries, financial information related to or financial statements of the Company; (ii) the direct or indirect operation of financial information systems of the Company; (iii) operation, supervision, design or implementation of the technology systems of the Company related to the preparation of the financial statements or financial information, and (iv) the Company’s administration or decision making of the project.

b)           Training

Direct Participants in the Implementation

Disclose the training plan for the issuer’s staff on technical knowledge, necessary for the preparation and analysis of financial information under the IFRS. In those cases in which the issuer’s staff already has the technical knowledge, the means or techniques by which they posses such knowledge shall be detailed.

Issuer’s Staff	Start date	In process (estimated completion date)	Completed	Not applicable (Reason)
Relevant directors and officers of the issuer: Chief Executive Officer Chief Financial Officer (or equivalent) Other relevant directors and officers: Controller, Administrator	August 2010	December 2011		Phase 2.1 of the chronogram
Members of Committees of the Board of Directors: Members of Auditing Committee Members of Corporate Practices Committee Other Auxiliary Committee (specify)	August 2010	December 2011		Phase 2.1 of the chronogram
Staff responsible for preparing and filing financial information under the IFRS: Work team leader Responsible staff Auxiliary staff Others (detail):	April 2010	December 2011		Phase 1, 2.1 and 2.2 of the chronogram
Others (detail):	Not-applicable	Not applicable	Not applicable

Indirect Participants in the Implementation

The training plan anticipated for other areas of the Issuer which shall indirectly participate in the implementation of the IFRS, such as the people preparing the reports, support areas, human capital, treasury, planning, taxes, internal audit, information technology systems, among others, shall be reported.

	Start date	In process (estimated completion date)	Completed	Not applicable (Reason)
Area name:

Tax
Human Resources
Treasury
Legal
Policies and Procedures
Information Technology Systems
Investor Relations
Budgets

Name of positions within the Area:
Vice-presidents, Directors and Coordinators
	June 2010 June 2010 June 2010 June 2010 June 2010 June 2010 June 2010 June 2010	December 2011 December 2011 December 2011 December 2011 December 2011 December 2011 December 2011 December 2011		Phase 2.1 of chronogram (the phase includes all areas involved in the transition)
Others (detail):	Not-applicable	Not-applicable	Not-applicable

c)           Activity Timetable

A timetable per stage of the activities that shall be carried out in the implementation of the IFRS shall be filed, which shall include the specific actions to be completed in each stage, the anticipated deadlines and the degree of progress at the Delivery Date.

In case any activity is not foreseen, describe at the end of the chart the activities that shall be performed in replacement of such activity. Likewise, the issuer may include additional activities within any of the stages set forth herein, and even modify the name of the stages, provided that the changes made are adequately described and justified.

Phase	Activities	Start date	Finish Date	Progress Percentage (%)
1	DIAGNOSIS

	a) Review of accounting policies	April 2010	May 2010	50%

	b) Preliminary evaluation of the impacts on the systems, processes and operations	April 2010	May 2010	50%

	c) Organizational awareness	April 2010	May 2010	50%

2	PROJECT DEFINITION AND LAUNCHING / COMPONENTS EVALUATION AND PROBLEM SOLVING / INITIAL CONVERSION
2.1	a) Benchmarking	June 2010	December 2011	0%

	b) Preliminary evaluation of the impacts on the information systems, internal controls, etc.	June 2010	December 2011	0%

	c) Difference between the Mexican Financial Reporting Standards (“Mexican FRS”) and IFRS documentation	June 2010	December 2011	0%

	d) Transaction analysis	June 2010	December 2011	0%

	e) Identification and evaluation in other areas (such as, legal, investor relations, etc.)	June 2010	December 2011	0%

	f) Training	June 2010	December 2011	0%

	g) Quantify the impacts of the IFRS	June 2010	December 2011	0%

	h) Review and evaluation of the preliminary definition impacts derived from the latest update of bulletins and rules issuance	June 2010	December 2011	0%

	i) Selection and definition of new accounting policies (including IFRS)	June 2010	December 2011	0%

	j) Preparation of the initial balance sheet (1-1-2011	June 2010	December 2011	0%

2.2	a) Preparation of financial statements of 2011 and 2012 (intermediate and annuals)	April 2011	March 2013	0%

	b) Preparation of accounting policies handbook according to IFRS	April 2011	December 2012	0%

	c) Analysis update of the differences between IFRS and the Mexican FRS based on new accounting rules	April 2011	March 2013	0%

	d) Quantify adjustments for 2011 and 2012	April 2011	March 2013	0%

	e) Implementation and design of processes and controls sustainable according to IFRS	April 2011	December 2012	0%

	f) Evaluate SOX compliance	April 2011	December 2012	0%

3	CHANGE SYSTEMATIZATION / SECURE CONTROLS AND PROCEDURES	2012	2013	0%

NOTE: The anticipated dates to the corresponding activities of each of the phases, are subject to a continued evaluation of the new bulletin and rules issued by the IASB, as well as to the possible retrospective application of the same.

It shall be mentioned whether the information filed pursuant to this Exhibit has been approved by the Board of Directors and, if applicable, of the committee exercising the auditing duties of the issuer.

The information contained in this Exhibit was approved by the Board of Directors and the Audit and Corporate Practices Committee of the Company in April 2010.

Estimated adoption date:	1/1/2012

Stage 1. Communication

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Coordination with issuer’s Chief Executive Officer, with all the areas involved and related entities which shall be consolidated or incorporated	April 2010	April 2010	May 2010	April 2010	100%	Phase 1 of the chronogram
2. Design and communication of a promotion and training plan	April 2010	April 2010	May 2010		50%	Phase 1 of the chronogram
3. Others (detail)	Not-applicable	Non- applicable	Not-applicable	Not-applicable	Not-applicable	Not-applicable

Stage 2. Assessment of Accounting and Business Impacts

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Preliminary identification of accounting impacts, which require specific actions (diagnosis of the main differences in valuation and disclosure)	April 2010	April 2010	May 2010		45%	Phase 1 of the chronogram
2. Choosing between the options available in the IFRS 1 (first time application) and review of provisions and estimates	June 2010		December 2010		0%	Phase 2.1 of the chronogram
3. Definition of the new accounting policies according to the different alternatives set forth in the IFRS	August 2010		December 2011		0%	Phase 2.2 of the chronogram
4. Assessment of the impacts on information systems, internal control, etc.	June 2010		March 2011		0%	Phase 2.1 of the chronogram
5. Identification and evaluation of effects on the performance measures of the issuer (financial ratios, etc.)	June 2010		March 2011		0%	Phase 2.1 of the chronogram
6. Identification and review of contracts and other agreements subject to be modified given the transition to the IFRS, as well as possible violations to commitments or covenants	June 2010		March 2011		0%	Phase 2.1 of the chronogram
7. Detail of additional disclosures made in the notes to the financial statements due to implementation of the IFRS	April 2011		March 2011		0%	Phase 2.2 of the chronogram

NOTE: The anticipated dates to the corresponding activities phase are subject to a continued evaluation of the new bulletin and rules issued by the IASB, as well as to the possible retrospective application of the same.

Stage 3. Implementation and Parallel Formulation of Financial Statements under the IFRS and Current Accounting Standards

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Identification of the principal changes in the performance of the information technology systems required in the preparation of the financial statements under the IFRS, in the flow of information as well as in the processes of preparing such statements	June 2010		December 2011		0%	Phase 2.1 of the chronogram
2. Identification of documents and new or supplementary reports to the current ones, issued given the changes in the information technology systems, as well as new concepts required under the IFRS	June 2010		December 2011		0%	Phase 2.1 of the chronogram
3. Analysis of the patrimonial situation and results of the issuer, identifying the necessary adjustments and assessments to convert the balances at the date of transition of the IFRS	June 2010		December 2011		0%	Phase 2.1 of the chronogram
4. Preparation of the opening balance sheet under the IFRS and conciliation of the results and shareholders’ equity against the FRS	March 2011		December 2011		0%	Phase 2.2 of the chronogram
5. Design and adjustment of the quality control processes in financial information to guarantee its reliability	April 2011		December 2012		0%	Phase 2.2 of the chronogram

NOTE: The anticipated dates to the corresponding activities phase are subject to a continue evaluation of the new bulletin and rules issued by the IASB, as well as to the possible retrospective application of the same.

Completed Activities

For each of the activities that as of the date of filing of the information referred to in this Exhibit have already been completed, a detailed explanation of the findings and/or tasks performed to complete such activities, as well as the decisions made in each of them, must be included as follows:

Activities	Findings and/or performed tasks	Decisions made
Preparation of the chronogram of the principal activities of the IFRS conversion project.	Presentation to the Board of Directors and the Audit and Corporate Practices Committee of the principal activities chronogram established in the IFRS conversion project.	Approval of the IFRS conversion project by the Board of Directors and the Audit and Corporate Practices Committee.
Presentation and official start of the IFRS conversion project by the Corporate Controllership Vice-presidency to the persons in charge of the financial information of the entities of the Company.
Awareness of the persons in charge of the financial information in the headquarters, subsidiaries and most significant associated entities of the importance of the IFRS conversion project for the Company.
Governance of the IFRS conversion project, designation of the working groups for Phase 1 and start of working meetings under Phase 1.

/s/ EMILIO AZCÁRRAGA JEAN		/s/ SALVI FOLCH VIADERO
EMILIO AZCÁRRAGA JEAN		SALVI FOLCH VIADERO
President and Chief Executive Officer		Administration and Financial Vice President

/s/ JOAQUIN BALCÁRCEL SANTA CRUZ
JOAQUIN BALCÁRCEL SANTA CRUZ
General Counsel

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 12, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President